UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 11, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Imation Corp.

File No. 1-14310 - CF#23762

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Imation Corp. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from Exhibit 10.1 to a Form 8-K filed on June 9, 2009, as amended by reduced redactions from the same exhibit filed as Exhibit 10.2 to a Form 10-Q filed on August 7, 2009.

Based on representations by Imation Corp. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1 to Form 8-K filed June 9, 2009 through June 3, 2019
Exhibit 10.2 to Form 10-Q filed August 7, 2009 through June 3, 2019

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kathleen Krebs
Special Counsel